UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 000-56830

BROOKFIELD BUSINESS CORPORATION

(Translation of registrant's name into English)

Brookfield Place

225 Liberty Street, 8th Floor

New York, NY, 10281-1048

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Business Corporation's registration statement on Form F-10 (File No: 333-294846).

EXHIBIT LIST

Exhibit	Title
99.1	Management Information Circular
99.2	Notice of Annual General Meeting of Shareholders and Availability of Investor Materials
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION

/s/ A.J. Silber
Date: May 20, 2026	By:	Name: A.J. Silber Title: Managing Director, General Counsel and Corporate Secretary